Citigroup Global Markets Ltd
CIK ID :0001012467
NFA ID ; 291281

Please note that the submission of the SBSE – A/A Application Updates for April 2022 have been made to remove Frank Mannion as a CGML Principal as he has retired from Citi on 31 March 2022 and subsequently removed as a CFTC Principal on 1 April 2022.

Anne Maree Tassell is a pending CFTC Principal and details have been added relating to her CRD number – 6006246.

14 January 2022 a previous submission was made to remove 2 Principals - Alex Wynaendts & Cyrus Ardalan following their resignation from the CGML Board and no longer principals with the CFTC.